July 31, 2024
VIA EDGAR
Mr. Eric McPhee and Mr. Wilson Lee
Division of Corporation Finance
Office of Real Estate & Construction
US Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:    Dynex Capital, Inc.
Form 10-K for the year ended December 31, 2023
Form 8-K filed April 22, 2024
File No. 001-09819

Dear Messrs. McPhee and Lee,

On behalf of Dynex Capital, Inc. (the “Company”), the undersigned submits the below in response to the comment letter, dated July 17, 2024, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission relating to the Company’s Form 10-K for the fiscal year ended December 31, 2023 and Form 8-K filed April 22, 2024. We have reviewed your comment and have considered it in detail. For your convenience, the text of the comment is reproduced in bold below and is followed by our response.

Form 8-K filed April 22, 2024
Exhibit 99.1
Non-GAAP Financial Measures, page 7

1.     We note your reconciliation of Adjusted net interest spread. Please expand your disclosure in future filings to describe why you believe this measure provides useful information to investors. Additionally, please tell us how the adjustment Impact from TBA dollar roll transactions is calculated and how it relates to your estimated TBA net interest spread.

Response:
Background
A TBA contract is an agreement to purchase or sell, for future delivery, an Agency MBS with a specified issuer, term, and coupon. A TBA dollar roll represents a transaction where TBA contracts with the same terms, but different settlement dates are simultaneously bought and sold. The TBA contract settling in the later month typically prices at a discount to the earlier month's contract, with the difference in price commonly referred to as the “drop”. Drop income (loss) is a measure of expected interest income from an investment in similar Agency MBS, net of the implied financing cost, that is foregone as a result of settling the contract in the later month rather than in the earlier month.
Under GAAP TBAs are accounted for as a derivative. The Company records TBA derivatives at fair value on its Consolidated Statements of Financial Condition and recognize periodic changes in fair value in "gain (losses) on derivatives, net" in its Consolidated Statements of Comprehensive Income (Loss).

Discussion
Adjusted net interest spread provides an aggregate measure of net interest spread for the portfolio of MBS and TBAs on a combined basis. It is calculated by averaging the net interest spread on MBS and the implied net interest spread on the Company's TBA dollar rolls, weighted by their respective average balances outstanding during the period. Adjusted net interest spread would also include the net interest component of interest rate swaps, if any.
The Company's net interest spread is calculated as its effective yield on on its MBS minus the cost of funds on our repurchase agreement financings. For the first quarter of 2024, the Company's net interest spread was (1.15)%.

For the first quarter of 2024, the TBA drop loss was $(1.3) million and implied net interest spread was (0.35)%.

Adjusted net interest spread is the Company's net interest spread adjusted for the Impact of TBA dollar roll transactions. Because the TBA implied net interest spread of (0.35)% was less negative than the net interest spread of (1.15)%, the combined, or adjusted net interest spread of MBS and TBA, was (1.01)% on a weighted average basis across the entire portfolio of MBS and TBA's. The Impact of TBA dollar roll transactions was a benefit of 0.14% (-1.15% vs. -1.01%).

Based on the Company's current disclosures, analysts and investors can combine the net interest spread with TBA drop income independent of the adjusted net interest spread disclosure, and therefore the Company has decided to stop separately reporting the Impact of TBA dollar roll transactions on adjusted net interest spread in future disclosures.

* * *
We hope this letter has been responsive to the Staff’s comment; however, if you have any questions, we welcome further discussion on this topic.

Sincerely,

/s/ Rob Colligan

Rob Colligan
Chief Financial Officer and Chief Operating Officer